[redacted]

10027342

DSTATES
CHANGE COMMISSION
n, D.C. 20549

BP 3/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38585

8-38585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kriebel Gas & Oil Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Mayfield Road, P.O. Box 765
(No. and Street)

Clarion	PA	16214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milissa Steiner Bauer 814-226-7850
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

FEB 22 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alpern Rosenthal
(Name – *if individual, state last, first, middle name*)

Washington, DC
110

339 Sixth Avenue	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Milissa Steiner Bauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kriebel Gas & Oil Investments Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M S Bauer
Signature

Admin
Title

Kodi K. Rhea
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRIEBEL GAS & OIL INVESTMENTS CORP.

Financial Statements
and
Supplemental Information

December 31, 2009

KRIEBEL GAS & OIL INVESTMENTS CORP.

Financial Statements
and
Supplemental Information

December 31, 2009

TABLE OF CONTENTS

	Page
Financial Statements	
Independent Auditors' Report	2
Statement of Financial Condition	3
Statement of Operations and Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 8
Supplemental Information	
Schedule of Computation of Aggregate Indebtedness and Net Capital in Accordance With Rule 15c3-1 Under the Securities and Exchange Act of 1934	9
Independent Auditors' Report on Internal Control	10

ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES

Independent Auditors' Report

To the Board of Directors
Kriebel Gas & Oil Investments Corp.
Clarion, Pennsylvania

We have audited the accompanying statement of financial condition of Kriebel Gas & Oil Investments Corp. (the Company) as of December 31, 2009, and the related statements of operations and stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States of America) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kriebel Gas & Oil Investments Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants and Business Advisors
A Professional Corporation
Heinz 57 Center 339 Sixth Avenue 8th Floor Pittsburgh, PA 15222
[p] 412.281.2501 [f] 412.471.1996 www.alpern.com email@alpern.com
Offices also in West Palm Beach and Stuart, FL

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alpern Rosenthal

February 17, 2010

KRIEBEL GAS & OIL INVESTMENTS CORP.

Statement of Financial Condition

December 31		2009
ASSETS		
Current Assets		
Cash	$	73,817
Receivable from broker-dealer		3,000
Prepaid expenses		7,717
Total Current Assets		84,534
Total Assets	$	84,534
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	4,000
Stockholders' Equity		
Common stock, $1 par value, 500,000 shares authorized, 100 shares issued and 50 shares outstanding		100
Additional paid-in capital		20,900
Retained earnings		70,126
Treasury stock, 50 shares (at cost)		(10,592)
Total Stockholders' Equity		80,534
Total Liabilities and Stockholders' Equity	$	84,534

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Statement of Operations and Stockholders' Equity

For the Year Ended December 31, 2009

Revenues		
Brokerage commissions	$	25,000
Management fee income		2,000
Interest income		803
Total Revenues		27,803
Expenses		
Outside brokers commissions		19,125
Professional fees		34,592
Regulatory fees and expenses		1,214
Other operating expenses		472
Total Expenses		55,403
Net Loss		(27,600)
Stockholders' Equity - Beginning of year		108,134
Stockholders' Equity - End of year	$	80,534

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Used for Operating Activities		
Net loss	$	(27,600)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in		
Accounts receivable		(3,000)
Prepaid expenses		(6,203)
Accounts payable and accrued expenses		(2,897)
Net Cash Used for Operating Activities and Decrease in Cash		(39,700)
Cash - Beginning of year		113,517
Cash - End of year	$	73,817

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for taxes	$	13,577

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Notes to the Financial Statements

Note 1 - Summary of Significant Accounting Policies

A. Organization and Operations

Kriebel Gas & Oil Investments Corp. (the Company) was incorporated under the laws of the Commonwealth of Pennsylvania on August 17, 1987 for the purpose of engaging primarily in broker-dealer activities involving gas and oil interest and limited partnerships.

B. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances in one financial institution located in western Pennsylvania.

D. Receivable From Broker-Dealers

Receivable from broker-dealers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivable from broker-dealers. An allowance for doubtful accounts was not deemed necessary at December 31, 2009 or 2008.

E. Revenue Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Note 1 - Summary of Significant Accounting Policies (Continued)

F. Tax Status

The Company provides for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax reporting. The deferred tax assets or liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets of approximately $7,000, resulting from net operating losses generated in 2009, have been reduced to zero by a valuation allowance since it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company adopted the accounting standard for uncertain tax positions as of January 1, 2009. The standard requires a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method. The first step is to evaluate the tax position for recognition by determining whether evidence indicates that it is more likely than not that a position will be sustained if examined by a taxing authority. The second step is to measure the tax benefit as the largest amount that is 50% likely of being realized upon settlement with a taxing authority. The adoption of this accounting standard did not have an effect on the Company's financial statements.

G. Recently Issued Accounting Standards

On September 15, 2009, the Financial Accounting Standards Board Accounting Standards Codification (Codification) became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing generally accepted accounting principles in the United States of America. The Codification became effective for the Company at that date.

H. Subsequent Events

Management evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 17, 2010, the day the financial statements were approved and authorized for issue.

Note 2 - Related Party Transactions

The Company engages in broker-dealer activities exclusively with Kriebel Minerals, Inc. (KMI), an entity under common ownership and management. For the year ended December 31, 2009, 100% of brokerage commission revenue was earned from KMI.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $69,817 and net capital requirements of $5,000. The Company's net capital ratio was 0.06 to 1. The net capital rules may effectively restrict the payment of cash dividends.

The Company claims an exemption from SEC Rule 15c3-3 under the K (2) (i) provision and, therefore, no computation for determination of reserve requirements was necessary.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Schedule of Computation of Aggregate Indebtedness and Net Capital in Accordance With Rule 15c3-1 Under the Securities and Exchange Act of 1934

December 31, 2009

	Audited	FOCUS Report	Difference
NET CAPITAL			
Stockholders' equity	$ 80,534	$ 80,534	$ -
Less: Non-allowable assets	(10,717)	(10,717)	-
Net Capital	$ 69,817	$ 69,817	$ -
AGGREGATE INDEBTEDNESS			
Payable to customer	$ 4,000	$ 4,000	$ -
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.06	0.06	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum Net Capital Required	$ 5,000	$ 5,000	$ -
EXCESS NET CAPITAL AT 10.0%			
$69,817 - ($4,000 * 0.10)	$ 69,417	$ 69,417	$ -
NET CAPITAL IN EXCESS OF GREATER OF (6⅔%) OF AGGREGATE INDEBTEDNESS OR MINIMUM REQUIREMENT			
($69,817 - $5,000 Minimum)	$ 64,817	$ 64,817	$ -

See independent auditors' report.

ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES

Independent Auditors' Report on Internal Control

To the Board of Directors
Kriebel Gas & Oil Investments Corp.
Clarion, Pennsylvania

In planning and performing our audit of the financial statements of Kriebel Gas & Oil Investments Corp. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States of America) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States of America), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants and Business Advisors
A Professional Corporation
Heinz 57 Center 339 Sixth Avenue 8th Floor Pittsburgh, PA 15222
[p] 412.281.2501 [f] 412.471.1996 www.alpern.com email@alpern.com
Offices also in West Palm Beach and Stuart, FL

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alpern Rosenthal

February 17, 2010

ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES

February 17, 2010

To the Board of Directors
Kriebel Gas & Oil Investments Corp.
Clarion, Pennsylvania

We have audited the financial statements of Kriebel Gas & Oil Investments Corp. (the Company) for the year ended December 31, 2009, and have issued our report thereon dated February 17, 2010. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 1, 2010. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. The application of existing policies was not changed during 2009. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

The following accounting policies were adopted during 2009:

As described in Note 1F, the Company adopted the accounting standard for uncertain tax positions as of January 1, 2009. The standard requires a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method.

As described in Note 1G, on September 15, 2009, the Financial Accounting Standards Board Accounting Standards Codification (Codification) became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing generally accepted accounting principles in the United States of America. The Codification became effective for the Company at that date.

Certified Public Accountants and Business Advisors
A Professional Corporation
Heinz 57 Center 339 Sixth Avenue 8th Floor Pittsburgh, PA 15222
[p] 412.281.2501 [f] 412.471.1996 www.alpern.com email@alpern.com
Offices also in West Palm Beach and Stuart, FL

Significant Audit Findings (Continued)

Qualitative Aspects of Accounting Practices (Continued)

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We evaluated the key factors and assumptions used to develop the estimates in determining that they are reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no such misstatements noted during the audit.

Disagreements With Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 17, 2010.

Management Consultations With Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This report is intended solely for the information and use of the Board of Directors and management of Kriebel Gas & Oil Investments Corp. It is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alpern Rosenthal

Alpern Rosenthal